Registration No.  333-39701
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 225

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on April 7, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________

                         FT 225

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.

American Bank Trust Series

The Trust. FT 225 is a unit investment trust consisting of a portfolio of common stocks issued by bank holding companies which are incorporated or headquartered in the United States.

The objective of the Trust is to provide the potential for above-average total return through a combination of capital appreciation and rising dividend income by investing the Trust's portfolio in common stocks issued by bank holding companies which are incorporated or headquartered in the United States (the "Equity Securities"). See "Schedule of Investments." The Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved. Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust.

The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See
"Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus a structuring charge initially equal to $.125 per Unit. This structuring charge is deferred and will be assessed on a monthly basis over a five-month period. Commencing on July 20, 1998, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through November 19, 1998, a deferred structuring charge of $.025 will be assessed per Unit per month. Units purchased subsequent to the initial deferred structuring charge payment will be charged the amount of the previously collected deferred structuring charge at the time of purchase and will be subject to the remaining deferred structuring charge payments not yet collected. The deferred structuring charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum structuring charge assessed to Unit holders on a per Unit basis will be


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    First Trust (registered trademark)
                            1-800-621-9533


              The date of this Prospectus is April 7, 1998

$.125 (which on the Initial Date of Deposit is equivalent to 1.25% of the Public Offering Price). The total maximum structuring charge which may be assessed to Unit holders on a per Unit basis is 2.0% of the Public Offering Price (equivalent to a maximum of 2.041% of the net amount invested, exclusive of the deferred structuring charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum amount which an investor may purchase of the Trust is $100,000. See "Public Offering-How is the Public Offering Price Determined?"


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.


Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities in the Trust) on the Initial Date of Deposit was $.2170 per Unit. The actual net annual dividend distributions per Unit will vary with changes in fees and expenses of the Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the net annual dividend distributions will be realized in the future.


Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on each December 31 and June 30 to Unit holders of record on December 15 and June 15, respectively, and again as part of the final liquidation distribution in the case of "Rollover Unit holders" and others. Distributions of funds in the Capital Account, if any, will be made to Rollover Unit holders and others as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each Unit holder (other than a Rollover Unit holder as defined below) his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution, automatically reinvested in additional Units of such Trust subject only to remaining deferred structuring charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. The Sponsor does not intend to maintain a secondary market for Units of the Trust. A Unit holder may, however, redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unit holder tendering 10,000 Units or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?" Any deferred structuring charge remaining on Units at the time of their sale or redemption will be collected at that time.


Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate 1999 series of the American Bank Trust (the "1999 Trust") in conjunction with the termination of this series of the Trust. The portfolio of the 1999 Trust will contain equity securities of companies which the Sponsor believes have the potential to provide capital appreciation and rising dividend income during the term of the 1999 Trust. Unit holders who wish to have the proceeds from their Units invested in the 1999 Trust must specify by March 15, 1999 (the "Rollover Notification Date") their intention to become "Rollover Unit holders." Rollover Unit holders' Units will be redeemed in-kind on the Rollover Notification Date and the distributed Equity Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The proceeds of the redemption will then be invested in Units of the 1999 Trust, if such Trust is offered. The Sponsor may stop creating new Units of the 1999 Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unit holders in the 1999 Trust will be distributed at the end of the Special Redemption and Liquidation Period. The Sponsor, however, anticipates that sufficient Units can be created, although moneys in the Trust may not be fully invested on the next business day. Rollover Unit holders will receive credit for the amount of dividends in the Income Account of the Trust which will be included in the reinvestment in Units of the 1999 Trust. The exchange option described above is subject to modification, termination or suspension.


No Unit holder of the Trust, including Rollover Unit holders, will be entitled under the Taxpayer Relief Act of 1997 to the new 20% maximum Federal tax rate for capital gains derived from the Trust's portfolio. See "What is the Federal Tax Status of Unit holders?"

Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee shall provide written notice of any termination of the Trust to Unit holders which will include a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 10,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing the "Rollover Option" or a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, volatile interest rates, economic recession or increased regulation on banks. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although some Equity Securities may be sold under certain limited circumstances. See "What are Equity Securities?-Risk Factors."

                                        Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-April 7, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                                     15,007
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/15,007
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                 $150,073
    Aggregate Offering Price Evaluation of Equity Securities per Unit                                         $ 10.000
    Maximum Structuring Charge of 1.25% of the Public Offering Price per Unit
        (1.25% of the net amount invested, exclusive of the deferred structuring charge) (3)                  $   .125
    Less Deferred Structuring Charge per Unit                                                                 $  (.125)
    Public Offering Price per Unit (3)                                                                        $ 10.000
Sponsor's Initial Repurchase Price per Unit                                                                   $  9.875
Redemption Price per Unit (based on aggregate underlying value of Equity Securities) (4)                      $  9.875

Cash CUSIP Number                               30264N 818
Reinvestment CUSIP Number                       30264Q 209
Security Code                                   55208
First Settlement Date                           April 13, 1998
Rollover Notification Date                      March 15, 1999
Special Redemption and
    Liquidation Period                          April 1, 1999 through April 15, 1999
Mandatory Termination Date                      April 15, 1999
Discretionary Liquidation Amount                The Trust may be terminated if the value thereof is less than the lower of
                                                $2,000,000 or 20% of the total value of Equity Securities deposited in the
                                                Trust during the initial offering period.
Trustee's Annual Fee                            $.0096 per Unit outstanding.
Evaluator's Annual Fee                          $.0030 per Unit outstanding, payable to an affiliate of the Sponsor.
                                                Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New
                                                York Stock Exchange on each day on which it is open.
Supervisory Fee (5)                             Maximum of $.0035 per Unit outstanding annually payable to an affiliate of the Sponsor.
Estimated Annual Amortization of
    Organizational and Offering Costs (6)       $.0160 per Unit.
Income Distribution Record Date                 Fifteenth day of each June and December commencing June 15, 1998.
Income Distribution Date (7)                    Last day of each June and December commencing June 30, 1998.

____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum structuring charge is entirely deferred. Unit holders will be assessed an amount equal to $.025 per Unit per month commencing July 20, 1998 and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through November 19, 1998. Subsequent to the Initial Date of Deposit, the amount of the structuring charge as a percentage of the Public Offering Price will vary with changes in the aggregate underlying value of the Equity Securities in the Trust. During the initial offering period, Units purchased subsequent to the initial deferred structuring charge payment will be charged the amount of the previously collected deferred structuring charge at the time of purchase and will be subject to the remaining deferred structuring charge payments not yet collected. These deferred structuring charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "Rights of Unit Holders-How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed 12 months from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) If the 1999 Trust is offered, at the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of approximately 13 months and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                                                                             Amount
                                                                                                             per Unit
                                                                                                             ________
Unit Holder Transaction Expenses

Initial structuring charge imposed on purchase
   (as a percentage of public offering price)                                               0.00%(a)         $.000
Deferred structuring charge
   (as a percentage of public offering price)                                               1.25%(b)          .125
                                                                                           ________          ______
                                                                                            1.25%            $.125
                                                                                           ========          ======
Maximum structuring charge per year imposed on reinvested dividends(c)                      1.25%            $.125

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .095%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization
    of organizational and offering costs and evaluation fees                               .232%              .0235
Other operating expenses                                                                   .013%              .0013
                                                                                           ________          _______
   Total                                                                                   .340%             $.0344
                                                                                           ========          =======

                                                  Example
                                                  ________
                                                                         Cumulative Expenses Paid for Period:
                                                                   1 Year(d)     3 Years(d)    5 Years(d)    10 Years(d)
                                                                   ________      ________      ________      ___________
An investor would pay the following expenses on a $1,000
investment, assuming the American Bank Trust Series has an
estimated operating expense ratio of .340% and a 5% annual return
on the investment throughout the periods                           $ 16          $ 49          $ 85          $ 186

_________

(a) There is no initial structuring charge assessed on Trust Units.

(b) The actual fee is $.025 per Unit per month, irrespective of purchase or redemption price deducted monthly commencing July 20, 1998 through November 19, 1998. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred structuring charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price is less than $10.00 per Unit, the deferred structuring charge will exceed 1.25%. Units purchased subsequent to the initial deferred structuring charge payment will be subject to the previously collected deferred structuring charge payments at the time of purchase and any remaining deferred structuring charge payments not yet collected.

(c) Reinvested Dividends will be subject only to the deferred structuring charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Although the Trust has a term of only approximately 13 months and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject to the deferred structuring charge.

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred structuring charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if structuring charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. In addition, while the Trust only has a term of approximately 13 months, investors may be able to reinvest their proceeds into a subsequently offered trust, subject to additional structuring charges.

                       AMERICAN BANK TRUST SERIES
                                 FT 225

What is the FT Series?

FT 225 is one of a series of investment companies created by the Sponsor under the name of The FT Series, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust"). The FT Series was formerly known as the First Trust Special Situations Trust Series. This Series consists of an underlying separate unit investment trust designated as: American Bank Trust Series. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by financial institutions, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The objective of the Trust is to provide the potential for above-average total return through a combination of capital appreciation and rising dividend income. The Equity Securities selected for the Trust were determined by using the following two-step strategy (the "Strategy"). First, begin with all United States listed commercial banks which have a market capitalization exceeding $100 million (in 1997 dollars). Next, rank these bank stocks by dividend yield and select the 65 highest dividend-yielding stocks. There is, of course, no guarantee that the objective of the Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of individual Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust, and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities or cash will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?


With the exception of the brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Certain of the expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.


First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include distributors or dealers of the Trust.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as Evaluator for the Trust, will receive a fee as indicated in the "Summary of Essential Information."


The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest number of Units of the Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."


The Trustee's and above described fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and registering or qualifying the Units with the states, the initial audit of the Trust's portfolio, legal fees, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed 12 months from the Initial Date of Deposit. The following additional charges are or may be incurred by the Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Equity Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred structuring charge. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested.


3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units is allocated among his or her pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.


4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the American Bank Trust Series (the "1999 Trust") will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holders deemed ownership of the securities underlying the Units in the Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized.

Deferred Structuring Charge. Generally, the tax basis of a Unit holder includes structuring charges, and such charges are not deductible. The entire structuring charge for the Trust is deferred. It is possible that for Federal income tax purposes a portion of the deferred structuring charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred structuring charge would be added to the Unit holder's tax basis in his or her Units. The deferred structuring charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred structuring charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred structuring charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of the Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unit holders who are individuals, trusts or estates may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Unit holders should consult their own tax advisers as to the tax rate applicable to capital gain dividends. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities may designate their capital gain dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unit holders should consult their own tax advisers as to the tax rate applicable to capital gain dividends.


In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transaction designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisers with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of the Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 10,000 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. If a Unit holder is deemed to recognize gain or loss on the In-Kind Distribution because cash is received in addition to Equity Securities, the amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holders with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for units of the 1999 Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the units in such 1999 Trust in the manner described above, if such identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in
Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

The foregoing discussion relates only to the tax treatment of United States Unit holders with regard to United States Federal income taxes; Unit holders may be subject to foreign, state and local taxation. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

                                PORTFOLIO

What are Equity Securities?

The Trust consists of different issues of Equity Securities issued by financial institutions selected by applying the Strategy as of the business day prior to the Initial Date of Deposit which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for American Bank Trust Series?" for a general description of the companies.

Hypothetical Performance Information

The following tables and graphs show hypothetical performance for the Strategy employed by the Trust and the actual performance of both the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Standard & Poor's Composite Bank Index (the "S&P Bank Index"). The first table and graph show hypothetical performance of the Strategy and the actual performance of the S&P 500 Index and the S&P Bank Index in each of the ten listed years, as of the business day prior to the beginning of each year (and as of the most recent quarter). The second table and graph show hypothetical performance of the Strategy and the actual performance of the S&P 500 Index over the past twenty-five years, as of the beginning of each year (and as of the most recent quarter).
The second table and graph do not show the performance of the S&P Bank Index over this period because this index was not established until 1987. The returns shown in the following tables and graphs are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust Portfolio. The Strategy underperformed the S&P 500 Index and the S&P Bank Index in certain years. Accordingly, there can be no assurance that the Trust's Portfolio will outperform the S&P 500 Index or the S&P Bank Index over the life of the Trust or over consecutive rollover periods, if available.

A holder of Units in the Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total Return figures shown do not reflect structuring charges, commissions, Trust expenses or taxes; the Trust is established at a different time of the year; the term of the Trust varies slightly from those presented in compiling the Total Returns; the Trust may not be fully invested at all times or equally weighted in all stocks comprising the strategy; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

                              COMPARISON OF TOTAL RETURN(2)

                   Hypothetical Strategy          Indices
                   Total Returns(1)               Total Returns
                   _____________________          ______________
                   Strategy                       S&P                 S&P 500
Year               Stocks(1)                      Bank Index(3)       Index(3)
____               _________                      __________          ________
1988                   25.11%                      25.15%              16.64%
1989                   13.00%                      15.47%              31.35%
1990                  -35.74%                     -33.73%              -3.30%
1991                   70.04%                      56.38%              30.40%
1992                   52.80%                      27.93%               7.62%
1993                   15.00%                       7.08%               9.95%
1994                    1.70%                      -8.47%               1.34%
1995                   52.78%                      59.47%              37.22%
1996                   29.77%                      41.49%              22.82%
1997                   67.64%                      44.46%              33.21%
1998 thru 3/31          6.51%                      12.56%              13.95%
____________

(1) Strategy Stocks for any given period were selected by applying the Strategy as of the business day prior to the beginning of each year.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any structuring charges, commissions, expenses or taxes. In addition, Total Return for the Strategy and indices assumes semi-annual reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 10 full years listed above, the Strategy Stocks achieved an average annual total return of 24.81% while the S&P Bank Index achieved an average annual total return of 19.86% and the S&P 500 Index achieved an average annual total return of 17.93%. Although the Trust seeks to achieve a better performance than the S&P Bank Index and the S&P 500 Index as a whole, there can be no assurance that the Trust will achieve a better performance over its approximately 13-month life or over consecutive rollover periods, if available.

(3) S&P Bank Index is the property of Standard & Poor's, a division of The McGraw-Hill Companies ("Standard & Poor's"). "S&P 500 Composite Stock Price Index" or "S&P 500" is also the property of Standard & Poor's. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's; and Standard & Poor's has not participated in the creation of the Trust nor in the selection of the Equity Securities included in the Trust.

The following table shows the Average Annual Return as of December 31, 1997 in each of the indicated periods for the Strategy Stocks, S&P Bank Index and the S&P 500 Index:


                   Strategy
                   Stocks              S&P Bank            S&P 500
Period             Returns             Returns             Returns
______             __________          ________            ________
10 years            24.81%              19.86%              17.93%
 5 years            31.20%              26.15%              20.13%
 3 years            49.24%              48.27%              30.94%

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the hypothetical Strategy stocks (but not the Trust), the S&P Bank Index and the S&P 500 Index from December 31, 1987 through March 31, 1998 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect structuring charges, commissions, expenses or taxes. There can be no assurance that the Strategy stocks will outperform the S&P Bank Index or the S&P 500 Index over its approximate 13-month life or over consecutive rollover periods, if available.


               COMPARISON OF TOTAL RETURN(2)

                   Hypothetical
                   Strategy              Index
                   Total Returns         Total Returns
                   _____________         _____________
                   Strategy              S&P 500
Year               Stocks(1)             Index(3)
____               ________              _______
1973               -15.41%               -14.57%
1974               -26.44%               -26.33%
1975                22.23%                36.84%
1976                40.71%                23.64%
1977                 6.96%                -7.25%
1978                12.43%                 6.49%
1979                12.48%                18.22%
1980                17.00%                32.11%
1981                22.72%                -4.92%
1982                31.45%                21.14%
1983                47.94%                22.28%
1984                16.77%                 6.22%
1985                46.23%                31.77%
1986                 2.78%                18.31%
1987                -5.88%                 5.33%
1988                25.11%                16.64%
1989                13.00%                31.35%
1990               -35.74%                -3.30%
1991                70.04%                30.40%
1992                52.80%                 7.62%
1993                15.00%                 9.95%
1994                 1.70%                 1.34%
1995                52.78%                37.22%
1996                29.77%                22.82%
1997                67.64%                33.21%
1998 thru 3/31       6.51%                13.95%

____________

(1) Strategy Stocks for any given period were selected by applying the Strategy as of the business day prior to the beginning of each year.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any structuring charges, commissions, expenses or taxes. In addition, Total Return for the Strategy and S&P 500 Index assumes semi-annual reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 25 full years listed above, the Strategy Stocks achieved an average annual total return of 17.89% while the S&P 500 Index achieved an average annual total return of 12.95%. Although the Trust seeks to achieve a better performance than the S&P 500 Index as a whole, there can be no assurance that the Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

(3) "S&P 500 Composite Stock Price Index" or "S&P 500" is the property of Standard & Poor's. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's; and Standard & Poor's has not participated in the creation of the Trust nor in the selection of the Equity Securities included in the Trust.

The following table shows the Average Annual Return as of December 31, 1997 in each of the indicated periods for the Strategy Stocks and the S&P 500 Index:

                   Strategy
                   Stocks              S&P 500
Period             Returns             Returns
______             __________          ________
25 years           17.89%              12.95%
20 years           22.02%              16.51%
15 years           23.04%              17.40%
10 years           24.81%              17.93%
 5 years           31.20%              20.13%
 3 years           49.24%              30.94%

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the hypothetical Strategy stocks (but not the Trust) and the S&P 500 Index from December 31, 1972 through March 31, 1998 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect structuring charges, commissions, expenses or taxes. There can be no assurance that the Strategy stocks will outperform the S&P 500 Index over its approximate 13-month life or over consecutive rollover periods, if available.

What are the Equity Securities Selected for American Bank Trust Series?


ABC Bancorp, headquartered in Moultrie, Georgia, through its subsidiary banks, conducts a general commercial banking business through banking offices in southeastern Alabama and southern Georgia.



ANB Corporation, headquartered in Muncie, Indiana, through subsidiaries,

Page 9

provides commercial banking, trust, and asset management products and services through offices in six Indiana counties.



Arrow Financial Corporation, headquartered in Glens Falls, New York, through subsidiaries, operates a banking business through offices in eastern New York.



Banc One Corporation, headquartered in Columbus, Ohio, through subsidiaries, conducts a general banking business through offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio,
Oklahoma, Texas, Utah, West Virginia and Wisconsin.



BancFirst Ohio Corp., headquartered in Zanesville, Ohio, through subsidiaries, conducts a general commercial and consumer banking business through branch offices in Ohio.



Bankers Trust New York Corporation, headquartered in New York, New York, with subsidiaries, operates a general banking business through banking offices in New York City, other cities, foreign branches and equity investments in banking and financial institutions in numerous countries. The company provides finance, advisory, risk management, transaction processing and trading and positioning services.



Bar Harbor Bankshares, Inc., headquartered in Bar Harbor, Maine, is a holding company for Bar Harbor Banking and Trust Company. The bank operates offices along the coastal region in Maine. The bank serves individual customers, small retail establishments, seasonal motels, campgrounds, restaurants and the lobstering and fishing industries.



BSB Bancorp, Inc., headquartered in Binghamton, New York, through wholly-owned BSB Bank & Trust Co., conducts a banking business through offices and proprietary bank service locations in four New York counties.



BT Financial Corporation, headquartered in Johnstown, Pennsylvania, through subsidiaries, operates a commercial banking business through offices located throughout southwestern Pennsylvania. The company also holds and leases property; provides trust and investment services; and conducts community development activities.



Cape Cod Bank & Trust Company, headquartered in Hyannis, Massachusetts, conducts a general banking business through banking offices in Barnstable County, Massachusetts. The bank receives substantially all of its deposits from, and makes substantially all of its loans to, individuals and businesses on Cape Cod. The bank is the largest commercial bank headquartered in Barnstable County, Massachusetts.



Chemical Financial Corporation, headquartered in Midland, Michigan, through subsidiaries, conducts a commercial banking business through banking offices in communities located generally across the mid-section of Michigan.



Community Bank System, Inc., headquartered in DeWitt, New York, through wholly-owned Community Bank, N.A., conducts banking operations through offices located in upstate New York. The company offers a variety of account services and installment, mortgage and other loans to individuals and businesses and a full range of trust services.



Community Trust Bancorp, Inc., headquartered in Pikeville, Kentucky, through wholly-owned subsidiaries, conducts a general banking business through offices located in Kentucky, which serve customers in small and mid-sized communities in eastern, central and south central Kentucky.



CPB, Inc., headquartered in Honolulu, Hawaii, through wholly-owned Central Pacific Bank, operates a general banking business through banking offices in Hawaii.



Evergreen Bancorp, Inc., headquartered in Glens Falls, New York, through Evergreen Bank, N.A., conducts a banking and trust business through its main offices in Glens Falls and branches in upstate New York.



F&M Bancorp, headquartered in Frederick, Maryland, through wholly-owned Farmers and Mechanics National Bank and Home Federal Savings Bank, conducts a general banking and trust company business through offices in Maryland.



F&M National Corporation, headquartered in Winchester, Virginia, through subsidiaries, operates a general banking business through offices in Maryland, Virginia and West Virginia.



Farmers Capital Bank Corporation, headquartered in Frankfort, Kentucky, through subsidiaries, conducts a general banking business through offices in Kentucky.



FCNB Corporation, headquartered in Frederick, Maryland, through wholly-owned subsidiaries, conducts a general commercial and retail banking business through offices in Maryland.



First Charter Corporation, headquartered in Concord, North Carolina, a bank holding company, through subsidiaries, conducts a banking business through full-service branch offices, limited service facilities and ATMs in North Carolina. The company also offers discount brokerage services, insurance and annuity sales, and financial planning services.



First Commonwealth Financial Corporation, headquartered in Indiana, Pennsylvania, through First Commonwealth Bank, conducts a general banking business through offices in communities mainly in central western Pennsylvania.



First Financial Bancshares, Inc., headquartered in Abilene, Texas, through subsidiaries, conducts a general commercial banking business through offices in Texas.



First Hawaiian, Inc., headquartered in Honolulu, Hawaii, a registered bank holding company conducts a commercial banking and trust business through offices in Guam, Grand Cayman, Hawaii, Idaho, Oregon, Tokyo and Washington. The company also provides industrial loans, finances and leases personal property and equipment, provides consumer financing services and foreign banking investments and activities.



First Merchants Corporation, headquartered in Muncie, Indiana, through subsidiaries, conducts a commercial banking business through offices in Delaware, Fayette, Henry, Madison, Randolph, Union and Wayne counties, Indiana.



First Security Corporation, headquartered in Salt Lake City, Utah, conducts a banking business through full service bank offices in Idaho, Nevada, New Mexico, Oregon, Utah and Wyoming. The company originates residential mortgage loans, originates and manages leases, and offers insurance products and investment management services.



First Union Corporation, headquartered in Charlotte, North Carolina, through subsidiaries, conducts a wide range of commercial and retail banking and trust services; and provides other financial services including mortgage banking, investment banking, home equity lending, leasing, insurance and securities brokerage.



First United Corporation, headquartered in Oakland, California, through subsidiaries, conducts a banking business through offices in Maryland and West Virginia; and sells credit life and credit health and accident insurance.



Fleet Financial Group, Inc., headquartered in Boston, Massachusetts, through subsidiaries, conducts a general commercial banking and trust business through a network of branches, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.



Harleysville National Corporation, headquartered in Harleysville, Pennsylvania, through wholly-owned Harleysville National Bank and Trust Co., Citizens National Bank of Lansford and Security National Bank, conducts a commercial banking and trust business through offices in Bucks, Carbon, Montgomery and Wayne counties, Pennsylvania.



Horizon Bancorp Inc., headquartered in Beckley, West Virginia, through its member bank subsidiaries, conducts a general commercial banking business and provides financial services through offices located throughout southeastern and southwestern West Virginia.



Huntington Bancshares Incorporated, headquartered in Columbus, Ohio, through subsidiaries, conducts a full-service commercial and consumer banking business through banking offices in six states; and also provides mortgage banking, lease financing and trust services.



KeyCorp, headquartered in Cleveland, Ohio, through subsidiaries, conducts a banking business through full-service banking offices in several states. The company also provides trust, personal financial cash management, investment banking, and international banking services.



Keystone Financial, Inc., headquartered in Harrisburg, Pennsylvania, through subsidiaries, conducts a banking business through offices in Pennsylvania, Maryland and West Virginia. The company also reinsures credit life and accident and health insurance; and provides discount brokerage, equipment leasing, mortgage banking and investment advisory services.



Mahoning National Bancorp, Inc., headquartered in Youngstown, Ohio, conducts a commercial and retail banking business through offices located throughout Mahoning and Trumbull counties, Ohio.



Mercantile Bancoporation, Inc., headquartered in St. Louis, Missouri, through subsidiaries, conducts a general banking and trust business in Arkansas, Illinois, Iowa, Kansas and Missouri.



Mercantile Bancshares Corporation, headquartered in Baltimore, Maryland, through subsidiaries, conducts a general banking business through offices in Delaware, Maryland and Virginia. The company also provides mortgage banking, insurance, reinsurance of credit insurance and extensions of credit in Pennsylvania.



Michigan Financial Corporation, headquartered in Marquette, Michigan, through subsidiaries, conducts a general commercial banking business through offices in counties of Michigan's Upper Peninsula region.



Mid-Am, Inc., headquartered in Bowling Green, Ohio, through subsidiaries, operates a commercial banking business through banking offices located in western Ohio and in southern Michigan; a collection agency in Florida; a broker/dealer firm; and a data processing company.



Mid-America Bancorp, headquartered in Louisville, Kentucky, through subsidiaries, conducts a general banking business through its main office and branch offices in Jefferson County, Kentucky; and issues and sells throughout the United States, retail money orders and similar consumer-type payment instruments.



J.P. Morgan & Company, Inc., headquartered in New York, New York, provides corporate finance advice and arranges financing; underwrites and trades securities; manages pension and other investment funds; provides operational services; and offers banking and asset management services.



NBT Bancorp Inc., headquartered in Norwich, New York, through wholly-owned NBT Bank, N.A., conducts a general commercial banking business through branches in northern and central New York counties.



National City Corporation, headquartered in Cleveland, Ohio, operates a full-service commercial banking business through offices in Indiana, Kentucky, Ohio and Pennsylvania.



National Penn Bancshares, Inc., headquartered in Boyertown, Pennsylvania, through subsidiaries, conducts a commercial and retail banking business through full-service branches and three loan production offices in southeastern Pennsylvania. The company also invests in and holds certain intangible investments; and reinsures credit life and accident and health insurance.



One Valley Bancorp, Inc., headquartered in Charleston, West Virginia, through subsidiaries, conducts a commercial banking business through 89 banking locations in West Virginia and central Virginia.



Pacific Century Financial Corporation, headquartered in Honolulu, Hawaii, through subsidiaries, operates a general banking business and savings and loan business; reinsures and sells credit life and credit accident and health insurance; provides bankers liability insurance, leasing and leasing services, and advisory services; and conducts investment and lending activities.



People's First Corporation, headquartered in Paducah, Kentucky, through subsidiaries, conducts a general banking business through offices in western Kentucky and northeastern Tennessee.



Pinnacle Banc Group, Inc., headquartered in Oak Brook, Illinois, a bank holding company, operates a general commercial and savings bank business through locations in metropolitan Chicago and the quad cities. Services provided include commercial, consumer, and real estate lending; installment credit lending; collections; safe deposit operations; and a full range of deposit services to individuals and businesses.



PNC Bank Corp., headquartered in Pittsburgh, Pennsylvania, through subsidiaries, conducts consumer banking, corporate banking, real estate banking, mortgage banking and asset management. The company operates banking subsidiaries in Delaware, Florida, Indiana, Kentucky,
Massachusetts, New Jersey, Ohio and Pennsylvania; and conducts nonbanking operations throughout the United States.



Regions Financial Corporation, headquartered in Birmingham, Alabama, through subsidiaries, conducts a general commercial banking business through offices in Alabama, Florida, Georgia, Louisiana and Tennessee; and provides services in mortgage banking, credit life insurance, leasing, commercial accounts receivable, and securities brokerage.



Royal Bancshares of Pennsylvania, Inc. (Class A), headquartered in Narberth, Pennsylvania, through wholly-owned Royal Bank of Pennsylvania
(Bank), provides a full range of banking services to individual and corporate customers through offices in eastern Pennsylvania.



S&T Bancorp, Inc., headquartered in Indiana, Pennsylvania, through wholly-owned S&T Bank, operates banking offices in Allegheny, Armstrong, Clearfield, Indiana, Jefferson and Westmoreland counties in Western Pennsylvania.



Seacoast Banking Corporation of Florida, headquartered in Stuart,
Florida, through wholly-owned First National Bank and Trust Co. of the Treasure Coast (FNTC), operates a retail banking business through offices in Florida.

Southwest National Corporation, headquartered in Greensburg,
Pennsylvania, through wholly-owned Southwest National Bank of
Pennsylvania, operates a general banking business through offices in Allegheny and Westmoreland counties, Pennsylvania.



Suffolk Bancorp, headquartered in Riverhead, New York, through wholly-owned Suffolk County National Bank, conducts a general banking business through offices throughout Suffolk County, New York.



Summit Bancorp, headquartered in Princeton, New Jersey, through subsidiaries, conducts a general banking business through offices in New Jersey and Pennsylvania. The company also provides securities and insurance brokerage, venture capital investment, commercial lending, lease financing, asset-backed lending production and related services.



Sun Bancorp, Inc., headquartered in Selinsgrove, Pennsylvania, conducts a commercial and retail banking business through offices in central Pennsylvania.



Susquehanna Bancshares, Inc., headquartered in Lititz, Pennsylvania, through subsidiaries, conducts a general banking business through full-service and limited-service offices in Maryland and Pennsylvania. The company also offers credit related insurance products.



Tompkins County Trustco, Inc., headquartered in Ithaca, New York, through wholly-owned Tompkins County Trust Co., provides commercial banking and trust and investment management services through full service branch offices located in Schuyler and Tompkins counties, New York.



Trustco Bank Corporation, headquartered in Schenectady, New York, provides commercial banking and trust services through offices in Schenectady, New York and surrounding counties.



Union Planters Corporation, headquartered in Memphis, Tennessee, through subsidiaries, conducts a general banking and trust business through full-service banking offices in Tennessee, Mississippi, Missouri, Louisiana, Kentucky, Arkansas and Alabama. The company also has automated teller locations.



United Bankshares, Inc., headquartered in Charleston, West Virginia, through United National Bank and United Bank, both wholly-owned, conducts a commercial banking business in West Virginia and Virginia.



Valley National Bancorp, headquartered in Wayne, New Jersey, through wholly-owned Valley National Bank, conducts a commercial and retail banking business through offices in counties located in northern New Jersey.



Vermont Financial Services Corporation, headquartered in Brattleboro, Vermont, through subsidiaries, conducts a national commercial banking business and a savings bank business through offices in Massachusetts, New Hampshire and Vermont.



Wesbanco, Inc., headquartered in Wheeling, West Virginia, through subsidiaries, operates a general banking, commercial and trust business through offices in Ohio and West Virginia.



Wilmington Trust Corporation, headquartered in Wilmington, Delaware, through subsidiaries, conducts a commercial banking and trust company business through full-service branch locations in Delaware, Florida, Maryland and Pennsylvania. Asset management and trust services include trust, custodial and investment management services for corporate, institutional and individual clients.



The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.


Risk Factors

An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial institutions industry in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest income. Recent profits have benefited from the relatively high yield on earning assets and relatively low cost of funds. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Commercial loan demand for banks has not been robust and an increasing number of commercial loans have been securitized, which may have a potentially adverse effect on the market share of the commercial banking system. Bank and thrift institutions have received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsides, this income is expected to diminish to a lower level. Economic conditions in the real estate markets, which have been weak in the recent past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate, as has recently been the case for a number of banks and thrifts with respect to commercial real estate in the northeastern and southwestern regions of the United States. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited monies can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.


Some of the nation's largest banks, already working to upgrade their own computer systems to meet the year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to year 2000 credit risk.


The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell or keep any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if and in the amounts declared by the issuer's board of directors, and they have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends), depending on the full range of economic and market influences affecting these securities.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities or cash in connection with the issuance of additional Units).

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"


Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.



The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication.
The Sponsor is unable to predict what impact, if any, the Year 2000
Problem will have on issuers of the Equity Securities contained in the Trust.


To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a deferred structuring charge equal to $.125 per Unit. The deferred structuring charge will be assessed monthly ($.025 per Unit per month) over a five-month period commencing on July 20, 1998, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through November 19, 1998. Units purchased subsequent to the initial deferred structuring charge payment but still during the initial offering period will be charged the amount of the previously collected deferred structuring charge at the time of purchase and will be subject to the remaining deferred structuring charge payments not yet collected. The deferred structuring charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. At the Initial Date of Deposit, the total maximum structuring charge assessed to Unit holders on a per Unit basis will be 1.25% of the Public Offering Price (equivalent to 1.25% of the net amount invested, exclusive of the deferred structuring charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The total maximum structuring charge which may be assessed to Unit holders on a per Unit basis is 2.0% of the Public Offering Price.


The minimum amount which an investor may purchase of the Trust is $100,000.

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities in the Trust and create additional Units.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. or investment strategies utilized by the Trust (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, other investment indices, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trust will receive a gross structuring fee equal to $.125 per Unit. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments." During the initial offering period, the Sponsor may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the Sponsor upon the sale of Units.


                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee.

Unit holders will hold their Units in uncertificated (i.e. book entry) form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Units are transferable by presentation to the Trustee of a written instrument or instruments of transfer. A Unit holder must sign the instrument or instruments of transfer exactly as his or her name appears on the records of the Trustee with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances, the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Although no such charge is now made or contemplated, a Unit holder may be required to pay any governmental charge that may be imposed in connection with the transfer or exchange of Units.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the Sponsor. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred structuring charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distributions, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred structuring charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred structuring charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred structuring charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred structuring charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred structuring charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the Sponsor. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder who is not a Rollover Unit holder, will, upon surrender of his or her Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Rights of Unit Holders-How May the Indenture be Amended or Terminated?" and (ii) a pro rate share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g.
return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of the Trust, automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The remaining deferred structuring charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?


A Unit holder may redeem all or a portion of his or her Units by tendering to the Trustee, at its unit investment trust office in the City of New York, a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred structuring charge on such Units has been collected will be assessed the amount of remaining deferred structuring charge at the time of redemption.


Any Unit holder tendering 10,000 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, In-Kind Distributions shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of the over-the-counter traded Equity Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred structuring charge at the time of redemption.

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices (during the initial offering period) or at the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined
(a) on the basis of current ask or bid prices (as appropriate) for comparable securities, (b) by appraising the value of the Equity Securities on the ask or bid side (as appropriate) of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

If the 1999 Trust is offered to investors, a special redemption and liquidation will be made of all Units of the Trust held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the Rollover Notification Date specified in the "Summary of Essential Information."

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the Special Redemption and Liquidation Period, subject to the Sponsor's sensitivity that the concentrated sale of large volumes of Equity Securities may affect market prices in a manner adverse to the interests of investors. The Sponsor does not anticipate that the period will be longer than ten business days, and it could be as short as one day, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Equity Securities: for highly liquid Equity Securities, the Sponsor will generally sell Equity Securities on the first day of the Special Redemption and Liquidation Period; for less liquid Equity Securities, on each of the first two days of the Special Redemption and Liquidation Period, the Sponsor will generally sell any amount of any underlying Equity Securities at a price no less than 1/2 of one point under the closing sale price of those Equity Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Equity Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Special Redemption and Liquidation Period.

The Rollover Unit holders' proceeds will be invested in the 1999 Trust, if it is registered and offered for sale. The proceeds of redemption available on each day will be used to buy 1999 Trust units as the proceeds become available at the Public Offering Price of the 1999 Trust.

The Sponsor intends to create 1999 Trust units as quickly as possible, dependent upon the availability and reasonably favorable prices of the equity securities included in the 1999 Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the 1999 Trust units. There can be no assurance, however, that the 1999 Trust will be created, or if created, as to the exact timing of the creation of the 1999 Trust units or the aggregate number of 1999 Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in 1999 Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in the 1999 Trust may not be fully invested on the next business day.

Any Rollover Unit holder may thus be redeemed out of the Trust and become a holder of an entirely different Trust, the 1999 Trust, with a different portfolio of equity securities. The Rollover Unit holders' Units will be redeemed In-Kind and the distributed Equity Securities shall be sold during the Special Redemption and Liquidation Period. In accordance with the Rollover Unit holders' offer to purchase the 1999 Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1999 Trust, at the public offering price.

This process of redemption, liquidation, and investment in a new Trust is intended to allow for the fact that the portfolios selected are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a new trust will be available for the 1999 Trust and each subsequent series of the Trust, approximately a year after that Series' creation. However, there is no assurance that any such subsequent series of the Trust will be offered.

The Sponsor believes that the gradual redemption, liquidation and investment in the Trust will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Equity Securities in the Trust in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unit holders could then receive a less favorable average Unit price than if they bought all their Units of the Trust on any given day of the period.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the 1999 Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation may be an amount of cash attributable to the distribution of dividend income; accordingly, Rollover Unit holders also will not have cash distributed to pay any taxes. No Unit holder of the Trust, including Rollover Unit holders, will be entitled under the Taxpayer Relief Act of 1997 to the new 20% maximum Federal tax rate for capital gains derived from the Trust's portfolio. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.


Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will continue to hold Units of the Trust as described in this Prospectus until the Trust is terminated or until the Mandatory Termination Date listed in the Summary of Essential Information, whichever occurs first. These Remaining Unit holders will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional structuring charge. If a large percentage of Unit holders become Rollover Unit holders, the aggregate size of the Trust will be sharply reduced. As a consequence, expenses, if any, in excess of the amount to be borne by the Trustee would constitute a higher percentage amount per Unit than prior to the Special Redemption, Liquidation and Investment in the 1999 Trust. The Trust might also be reduced below the Discretionary Liquidation Amount listed in the Summary of Essential Information because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Equity Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unit holders. See "Other Information-How May the Indenture be Amended or Terminated?" The Equity Securities remaining in the Trust after the Special Redemption and Liquidation Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Equity Securities.


The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1999 Trust or any subsequent series of the Trust, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation Period would have commenced. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the 1999 Trust or any subsequent series of the Trust. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, or that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?


Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to the Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).


The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire structuring charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"


Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Maturity Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 10,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities and Unit holders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 225


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 225, comprised of American Bank Trust Series, at the opening of business on April 7, 1998. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on April 7, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 225, comprised of American Bank Trust Series, at the opening of business on April 7, 1998 in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP


Chicago, Illinois
April 7, 1998

                                                  Statement of Net Assets


                                               AMERICAN BANK TRUST SERIES
                                                                   FT 225
                                        At the Opening of Business on the
                                    Initial Date of Deposit-April 7, 1998


                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                     $150,073
Organizational and offering costs (3)                                                                           16,000
                                                                                                              ____________
                                                                                                               166,073
Less accrued organizational and offering costs (3)                                                             (16,000)
Less liability for deferred structuring charge (4)                                                              (1,876)
                                                                                                              ____________
Net assets                                                                                                    $148,197
                                                                                                              ============
Units outstanding                                                                                               15,007

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                         $150,073
Less deferred structuring charge (5)                                                                            (1,876)
                                                                                                              ____________
Net Assets                                                                                                    $148,197
                                                                                                              ============

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed 12 months from the Initial Date of Deposit. The estimated organizational and offering costs are based on 1,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.125 per Unit), payable to the Sponsor in five equal monthly installments beginning on July 20, 1998, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through November 19, 1998. If Units are redeemed prior to November 19, 1998, the remaining amount of the deferred structuring charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a deferred structuring charge computed at the rate of 1.25% of the Public Offering Price
(equivalent to 1.25% of the net amount invested, exclusive of the deferred structuring charge).

                                                  Schedule of Investments


                                               AMERICAN BANK TRUST SERIES
                                                                   FT 225
                                        At the Opening of Business on the
                                    Initial Date of Deposit-April 7, 1998


                                                                                   Percentage       Market       Cost of
                                                                                   of Aggregate     Value        Equity
Number       Ticker Symbol and                                                     Offering         per          Securities
of Shares    Name of Issuer of Equity Securities (1)                               Price            Share        to Trust (2)
__________   _______________________________________                               ____________     ______       ___________
129          ABCB      ABC Bancorp                                                 1.54%            $ 17.875     $  2,306
 80          ANBC      ANB Corporation                                             1.55%              29.000        2,320
 74          AROW      Arrow Financial Corporation                                 1.53%              31.000        2,294
 36          ONE       Banc One Corporation                                        1.56%              65.000        2,340
 47          BFOH      BancFirst Ohio Corp.                                        1.53%              49.000        2,303
 18          BT        Bankers Trust New York Corporation                          1.53%             127.250        2,290
 40          BHB       Bar Harbor Bankshares, Inc.                                 1.52%              57.000        2,280
 72          BSBN      BSB Bancorp, Inc.                                           1.53%              32.000        2,304
 40          BTFC      BT Financial Corporation                                    1.53%              57.250        2,290
 53          CCBT      Cape Cod Bank & Trust Company                               1.55%              43.750        2,319
 52          CHFC      Chemical Financial Corporation                              1.52%              44.000        2,288
 63          CBU       Community Bank System, Inc.                                 1.53%              36.438        2,296
 73          CTBI      Community Trust Bancorp, Inc.                               1.54%              31.625        2,309
121          CPBI      CPB, Inc.                                                   1.53%              19.000        2,299
 96          EVGN      Evergreen Bancorp, Inc.                                     1.53%              23.938        2,298
 56          FMBN      F&M Bancorp                                                 1.54%              41.375        2,317
 67          FMN       F&M National Corporation                                    1.53%              34.313        2,299
 30          FFKT      Farmers Capital Bank Corporation                            1.55%              77.500        2,325
 72          FCNB      FCNB Corporation                                            1.55%              32.250        2,322
 97          FCTR      First Charter Corporation                                   1.53%              23.750        2,304
 78          FCF       First Commonwealth Financial Corporation                    1.54%              29.625        2,311
 59          FFIN      First Financial Bancshares, Inc.                            1.54%              39.125        2,308
 58          FHWN      First Hawaiian, Inc.                                        1.53%              39.500        2,291
 57          FRME      First Merchants Corporation                                 1.54%              40.500        2,308
 97          FSCO      First Security Corporation                                  1.53%              23.688        2,298
 41          FTU       First Union Corporation                                     1.55%              56.750        2,327
115          FUNC      First United Corporation                                    1.54%              20.125        2,314
 27          FLT       Fleet Financial Group, Inc.                                 1.55%              86.313        2,330
 54          HNBC      Harleysville National Corporation                           1.55%              43.125        2,329
 78          HZWV      Horizon Bancorp Inc.                                        1.53%              29.500        2,301
 62          HBAN      Huntington Bancshares Incorporated                          1.53%              37.063        2,298
 60          KEY       KeyCorp                                                     1.54%              38.500        2,310
 58          KSTN      Keystone Financial, Inc.                                    1.55%              40.000        2,320
 63          MGNB      Mahoning National Bancorp, Inc.                             1.54%              36.750        2,315
 41          MTL       Mercantile Bancoporation, Inc.                              1.54%              56.438        2,314
 61          MRBK      Mercantile Bancshares Corporation                           1.53%              37.750        2,303
 70          MFCB      Michigan Financial Corporation                              1.54%              33.000        2,310
 81          MIAM      Mid-Am, Inc.                                                1.55%              28.625        2,319
 72          MAB       Mid-America Bancorp                                         1.54%              32.188        2,318
 16          JPM       J.P. Morgan & Company, Inc.                                 1.54%             144.750        2,316
 84          NBTB      NBT Bancorp Inc.                                            1.55%              27.625        2,320

                                               AMERICAN BANK TRUST SERIES
                                                                   FT 225
                                        At the Opening of Business on the
                                    Initial Date of Deposit-April 7, 1998


                                                                                   Percentage       Market       Cost of
                                                                                   of Aggregate     Value        Equity
Number       Ticker Symbol and                                                     Offering         per          Securities
of Shares    Name of Issuer of Equity Securities (1)                               Price            Share        to Trust (2)
__________   _______________________________________                               ____________     ______       ___________
 31          NCC       National City Corporation                                   1.54%            $ 74.688     $  2,315
 65          NPBC      National Penn Bancshares, Inc.                              1.54%              35.500        2,307
 60          OV        One Valley Bancorp, Inc.                                    1.55%              38.750        2,325
 96          BOH       Pacific Century Financial Corporation                       1.54%              24.063        2,310
 63          PKFY      People's First Corporation                                  1.54%              36.625        2,307
 65          PINN      Pinnacle Banc Group, Inc.                                   1.55%              35.750        2,324
 38          PNC       PNC Bank Corp.                                              1.55%              61.125        2,323
 55          RGBK      Regions Financial Corporation                               1.54%              42.000        2,310
114          RBPAA     Royal Bancshares of Pennsylvania, Inc. (Class A)            1.54%              20.250        2,308
 41          STBA      S&T Bancorp, Inc.                                           1.52%              55.625        2,281
 62          SBCFA     Seacoast Banking Corporation of Florida                     1.53%              37.000        2,294
 46          SWPA      Southwest National Corporation                              1.53%              50.000        2,300
 73          SUBK      Suffolk Bancorp                                             1.53%              31.500        2,299
 46          SUB       Summit Bancorp                                              1.54%              50.188        2,309
 64          SUBI      Sun Bancorp, Inc.                                           1.53%              36.000        2,304
 62          SUSQ      Susquehanna Bancshares, Inc.                                1.54%              37.375        2,317
 68          TMP       Tompkins County Trustco, Inc.                               1.54%              33.938        2,308
 82          TRST      Trustco Bank Corporation                                    1.54%              28.125        2,306
 37          UPC       Union Planters Corporation                                  1.54%              62.438        2,310
 84          UBSI      United Bankshares, Inc.                                     1.53%              27.375        2,300
 58          VLY       Valley National Bancorp                                     1.54%              39.813        2,309
 79          VFSC      Vermont Financial Services Corporation                      1.55%              29.375        2,321
 85          WSBC      Wesbanco, Inc.                                              1.53%              27.000        2,295
 35          WILM      Wilmington Trust Corporation                                1.55%              66.500        2,328
                                                                                  ________                       ________
                            Total Investments                                       100%                         $150,073
                                                                                  ========                       ========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on April 7, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $150,073. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $151,634 and $1,561, respectively.

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Page 38


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Page 39


CONTENTS:
Summary of Essential Information                          4
American Bank Trust Series
FT 225:
    What is The FT Series?                                6
    What are the Expenses and Charges?                    7
    What is the Federal Tax Status of Unit Holders?       8
Portfolio:
    What are Equity Securities?                          11
    Hypothetical Performance Information                 11
    What are the Equity Securities Selected for
        American Bank Trust Series?                      15
    Risk Factors                                         19
    What are Some Additional Considerations
        for Investors?                                   22
Public Offering:
    How is the Public Offering Price Determined?         24
    How are Units Distributed?                           24
    What are the Sponsor's Profits?                      25
Rights of Unit Holders:
    How is Evidence of Ownership Issued
        and Transferred?                                 25
    How are Income and Capital Distributed?              26
    What Reports will Unit Holders Receive?              27
    How May Units be Redeemed?                           27
    Special Redemption, Liquidation and Investment
        In a New Trust                                   28
    How May Equity Securities be Removed
        from the Trust?                                  30
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  31
    Who is the Trustee?                                  31
    Limitations on Liabilities of Sponsor  and Trustee   32
    Who is the Evaluator?                                32
Other Information:
    How May the Indenture be Amended or Terminated?      32
    Legal Opinions                                       33
    Experts                                              33
Report of Independent Auditors                           34
Statement of Net Assets                                  35
Notes to Statement of Net Assets                         35
Schedule of Investments                                  36

                          ____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                       AMERICAN BANK TRUST SERIES

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                              April 7, 1998


                       PLEASE RETAIN THIS PROSPECTUS
                             FOR FUTURE REFERENCE

Page 40

                               -APPENDIX-

The graph which appears on page 13 represents a comparison between a $100,000 investment made on December 31, 1987 in those stocks which comprise the Strategy Stocks and S&P Bank Index and the the S&P 500 Index as of December 31 of each respective year. The chart indicates that $100,000 invested on December 31, 1987 in the stocks which comprise the Strategy would on March 31, 1998 be worth $977,279, as opposed to $688,921 had the $100,000 been invested in the stocks which comprise the S&P Bank Index and $592,627 had the $100,000 been invested in the S&P 500 Stocks. Each figure assumes that dividends received during each year will be reinvested semi-annually and structuring charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 15 represents a comparison between a $100,000 investment made on December 31, 1972 in those stocks which comprise the Strategy Stocks and the S&P 500 Index as of December 31 of each respective year. The chart indicates that $100,000 invested on December 31, 1972 in the stocks which comprise the Strategy would on March 31, 1998 be worth $6,525,806, as opposed to $2,391,546 had the $100,000 been invested in the stocks which comprise the S&P 500 Index. Each figure assumes that dividends received during each year will be reinvested semi-annually and structuring charges, commissions, expenses and taxes were not considered in determining total returns.



               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule




                               S-1
                           SIGNATURES

     The Registrant, FT 225, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 225, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 7, 1998.

                              FT 225

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   April 7, 1998
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated April 7, 1998 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-39701) and related Prospectus of FT 225.



                                               ERNST & YOUNG LLP


Chicago, Illinois
April 7, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 225 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).






                               S-6